EXHIBIT 99.1

Midroog Ltd. affirmed the A3.il Local Rating for Internet Gold’s Series C and D Debentures with a Stable Outlook

Ramat Gan, Israel - February 7, 2017 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today announced that Midroog Ltd., an Israeli rating company affiliated with Moody’s (“Midroog”), has affirmed an A3.il local rating of its Series C and D Debentures with a stable outlook.

Commenting on the news, Mr. Doron Turgeman, the Company’s CEO stated, “We are pleased with Midroog’s announcement. Our debt structure has significantly improved as indicated in the rating report, which speaks for itself. In the quarters ahead, we intend to continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

The following is a summary of primary considerations for the rating, as indicated by Midroog:

1.	The Company’s rating is supported by its indirect control of Bezeq The Israel Telecommunication Corp. Ltd. ("Bezeq," Aa2.il, stable outlook), which has a strong business and financial profile that also supports good dividend visibility on a significant scope. Bezeq’s rating serves as the starting point for rating the obligations of Internet Gold, which relies on the flow of dividends from B Communications Ltd. (“BCOM”), Bezeq’s parent company, for servicing its obligations. The gap between Internet Gold’s rating and Bezeq’s rating reflects the additional credit risk arising from the subordination of Internet Gold’s debt to both Bezeq’s and BCOM’s debt, as well as from Internet Gold’s dependency on dividends from BCOM.

2.	Midroog estimates that the liquidity balances of Internet Gold, together with the expected dividends from BCOM, will support the Company’s debt service capacity during 2017-2018. Midroog’s base scenario for Internet Gold during 2017-2018 includes liquidity balances of NIS 376 million as of September 30, 2016 and expectations for cumulative dividends from BCOM of NIS 130 million, reflecting dividend distributions of NIS 200 million by BCOM to its shareholders.

3.	During the years 2017-2018, Internet Gold expects to pay cumulative interest payments of NIS 86 million as well as cumulative principal payments of NIS 311 million. Midroog does not anticipate any distribution of dividends from Internet Gold to its shareholders. Thus, the debt service coverage ratio (DSCR), which relies mainly on the liquidity balances of the Company’s, is expected to be in the range of 1.4 and 2.5, respectively, in the years 2017-2018. Midroog also estimates that the Company will need to refinance its debt already during 2018 in order to service its debt from 2019 and onwards.

4.	The Company’s financial leverage is commensurate with the rating and supports financial flexibility and refinancing capability. Financial flexibility is also supported by appropriate interest service coverage ratios that are expected to range between 1.3 and 1.5, respectively, in the years 2017-2018, as well as by the fact that all of the Company’s shares in B Communications are unpledged. On the other hand, the level of leverage is relatively volatile.

5.	Midroog also stated that Internet Gold has a relatively good liquidity profile that supports the debt service capacity in the short term; however, the potential for full realization of the liquidity balances is relatively limited in its estimation in view of the bond series having different durations.

The above description of Midroog’s report is only a short summary of the main points and it should not be relied upon as a complete description of the full report. The full and report can be viewed at http://maya.tase.co.il.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620